Top Ships Inc.

1 Vas. Sofias and Meg. Alexandrou Str.

15124 Maroussi

Greece

November 17, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Top Ships Inc.
Registration Statement on Form F-1, as amended
Originally filed on September 22, 2022
File No. 333-267545

Ladies and Gentlemen:

On November 16, 2022, the undersigned registrant requested acceleration of the effectiveness of the above captioned Registration Statement on Form F-1, as amended, so that it would be made effective at 9:00 a.m. Eastern time on November 18, 2022, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended. In accordance with our telephonic advice to you through our counsel, we hereby withdraw our request for acceleration at the aforementioned effective date.

Thank you for the Staff’s cooperation in connection with this matter. Should you have any questions regarding this request, please do not hesitate to contact Will Vogel at (212) 922-2280 or Todd Johnson (212) 922-2258 of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,

TOP SHIPS INC.

By:	/s/ Evangelos Pistiolis
Name: Evangelos Pistiolis
Title: Chief Executive Officer